SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 24, 2005

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 24, 2005, announcing the Company’s results for the first quarter of financial year 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: January 24, 2005	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

N e w s  R e l e a s e / P r e s s e I n f o r m a t i o n

Infineon reports results for first quarter of financial year 2005
•	First quarter revenues were Euro 1.82 billion, down 9 percent sequentially, reflecting reduced sales volumes in all segments.
•	Net income in the first quarter was Euro 142 million, up from net income of Euro 44 million sequentially; first quarter EBIT increased to Euro 211 million from Euro 113 million in the prior quarter. Results of both quarters were affected by non-recurring effects.

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Dec 31, 2004	Sep 30, 2004		Dec 31, 2003

Revenues	1,816	1,993	-9%	1,623	+12%

Net income	142	44	+++	34	+++

EBIT	211	113	+87%	70	+++

Earnings per	0.19	0.06	+++	0.05	+++
share
(in Euro)

Munich, Germany – January 24, 2005 – In the first quarter of financial year 2005, Infineon Technologies AG (FSE/NYSE:IFX) reported a sequential revenues decrease in each of its business segments. Sales volumes in the three logic segments declined mainly due to lower demand driven by inventory corrections by customers. Although bit production increased slightly in the Memory Products segment, overall sales volumes declined. The segment has increased inventory levels back to normal levels to serve customers more efficiently and flexibly in the future.

Excluding the impact of non-recurring license income of Euro 118 million resulting from the settlement with ProMOS in the first quarter and the impact of impairment and antitrust related charges of Euro 132 million in the prior quarter, EBIT declined in all segments except the Wireline Communications segment. The company’s comparable EBIT decrease was primarily driven by lower sales volumes, and lower fab utilization in the Secure Mobile Solutions and Automotive & Industrial segments. Results were also negatively impacted by the decline of the US dollar.

“As anticipated in our outlook from last quarter, we have seen a slowdown in most of our application segments, a further clear market weakening and lower customer demand during the first quarter,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG. “We have thus taken necessary measures to adjust invetory levels, which negatively impacted our first quarter’s results.”

Employee Data
As of December 31, 2004, Infineon had approximately 36,000 employees worldwide, including approximately 7,300 engaged in Research and Development.

Outlook for the second quarter of financial year 2005
Based on the ordering behavior of Infineon’s customers and forecasts of market research institutes, Infineon anticipates a continued slowdown in demand in the overall worldwide semiconductor market during the second quarter of financial year 2005. Due to seasonal effects, pricing pressure in all of the company’s application segments, and a further decline in demand as customers continue to adjust inventory, the company expects revenues and earnings in the current quarter to decline further.

“While many of the measures we have taken to improve our competitiveness are a real challenge for our company in the short term, they are necessary in order to secure our mid and long term future,” commented Dr. Ziebart. “We have further tightened the control on cost, investment and working capital and have identified fixed cost reductions of Euro 200 million for the 2005 financial year compared to the original plan.”

Business groups’ 2005 first quarter performance and outlook
Effective January 1, 2005, Infineon has simplified its organization to create shorter and faster decision paths across the entire company, a stronger customer orientation, as well as greater efficiency and flexibility. The Mobile and Wireline Communication segments have been combined in the new Communication business group to reflect market developments. At the same time, the security and chip card activities have been integrated into the extended business group Automotive, Industrial and Multi-Market. Infineon will report its financial position and results of operations under this new organizational structure starting with the second quarter of the 2005 financial year.

Automotive & Industrial

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro Million	Dec 31, 2004	Sep 30, 2004		Dec 31, 2003

Revenues	452	501	-10%	411	+10%

EBIT	50	76	-34%	47	+6%

The sequential revenue decrease resulted primarily from reduced sales volumes due to softer demand. Therefore, the segment had to correct inventories and saw the same behavior at customers in both the Automotive and the Industrial businesses. The sequential EBIT decline was a consequence of lower sales volumes and increased idle capacity costs. As the company actively reduced inventory levels, production and fab utilization decreased more strongly than sales volumes, resulting in margin pressure.

Automotive & Industrial’s outlook for the second quarter of financial year 2005
In the automotive industry, Infineon sees no major market changes in the worldwide demand for semiconductors. Due to seasonal effects, the company expects a weaker development in its Industrial segment. Since most of the segment’s necessary inventory reductions have been completed, Infineon expects no further deterioration in fab utilization in the Automotive & Industrial segment. Overall, Infineon anticipates revenues in the second quarter of financial year 2005 to increase slightly. However, earnings are expected to decrease slightly due to the annual price reductions in the automotive business.

Wireline Communications

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro Million	Dec 31, 2004	Sep 30, 2004		Dec 31, 2003

Revenues	106	114	-7%	107	-1%

EBIT	-29	-110	+74%	-15	-93%

The sequential revenue decline was mainly driven by lower sales of access products due to inventory corrections in the supply chain, especially in Asia. The EBIT loss decreased sequentially, primarily due to continuing cost reductions and the non-recurrence of impairment charges in the fourth quarter of financial year 2004.

On January 11, 2005, the Infineon Management Board decided to terminate the Amended and Restated Master Sale and Purchase Agreement with Finisar Corporation dated October 11, 2004, due to circumstances beyond Infineon’s control. The termination of the agreement with Finisar Corporation and the related planned restructuring of the Fiber Optics business did not impact the results of operations and financial position of the segment in the first quarter of financial year 2005.

Wireline Communications’ outlook for the second quarter of financial year 2005
Despite ongoing pricing pressure, slightly decreasing inventory levels at customers, and declining demand in traditional telecom, Infineon expects revenues and operating losses in the second quarter of financial year 2005 to remain stable. In addition, the company is currently in the process of evaluating the impact that the termination of the agreement with Finisar Corporation and the related planned restructuring of the Fiber Optics business will have on the financial position and results of operations of the company in future periods.

Secure Mobile Solutions

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro Million	Dec 31, 2004	Sep 30, 2004		Dec 31, 2003

Revenues	439	508	-14%	410	+7%

EBIT	2	44	-95%	14	-86%

While the sequential revenue decline was mainly driven by reduced volumes resulting from inventory corrections at customers, the sequential EBIT decrease was primarily caused by increased idle capacity costs due to lower manufacturing utilization, reduced sales volumes, and increased pricing pressure.

Secure Mobile Solutions’ outlook for the second quarter of financial year 2005
Due to the usual seasonal slowdown of the mobile phone market in the first quarter of the calendar year in combination with lower orders compared to the first quarter of last financial year, Infineon anticipates a continuing weak development of sales volumes in the second quarter of financial year 2005. Because of the anticipated continuing pricing pressure and lower sales volumes, the company expects a further decrease in revenues exceeding the decline of the prior quarter. The company intends to reduce inventories during the second quarter by further reducing production volumes. Average capacity utilization will continue to decline and is anticipated to result in a significantly stronger decline of EBIT margin than in the previous quarter.

Memory Products

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Dec 31, 2004	Sep 30, 2004		Dec 31, 2003

Revenues	766	807	-5%	643	+19%

EBIT	196	149	+32%	57	+++

In addition to the effects of the sharp decline of the US dollar, the sequential revenue decrease resulted primarily from lower sales volumes compared to the previous quarter, with the segment’s inventory levels increasing as anticipated. Revenues and EBIT included non-recurring license income of Euro 118 million resulting from the settlement with ProMOS. EBIT of the previous quarter included an accrual of Euro 18 million in connection with DRAM antitrust investigations. Excluding these amounts, EBIT declined sequentially, primarily due to the sequential revenue decrease and partly due to the weaker US dollar.

During December of 2004, Saifun Semiconductors and Infineon modified their cooperation agreement. As a consequence, Infineon acquired Saifun’s 30 percent share in the Infineon Technologies Flash joint venture and was granted a license for the use of Saifun NROM® technology. Infineon has sole ownership and responsibility for the business and will start to account for its entire financial results effective January 1, 2005.

Memory Products’ outlook for the second quarter of financial year 2005
For the second quarter of financial year 2005, Infineon expects a seasonal reduction in DRAM prices. Bit production is expected to increase based on additional volumes from the Inotera joint venture. In addition, Infineon anticipates an increase in the number of chips sourced from its foundry partners. The company will continue to focus on the reduction of cost per produced bit and the extension of its product portfolio with higher margin products.

Other Operating Segments

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Dec 31, 2004	Sep 30, 2004		Dec 31, 2003

Revenues	51	54	-6%	47	+9%

EBIT	2	-30	+++	-5	+++

The significant EBIT improvement in the first quarter of financial year 2005 compared to the previous quarter was mainly due to impairment charges for the company’s venture capital activities included in the fourth quarter of financial year 2004 that did not recur in the first quarter of financial year 2005.

To focus on the core business, in the first quarter of financial year 2005 Infineon agreed to sell its venture capital activities to Cipio Partners, a leading venture capital company in the German secondary direct market. The transaction is expected to close during the second quarter.

Corporate and Reconciliation

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Dec 31, 2004	Sep 30, 2004		Dec 31, 2003

Revenues	2	9	-78%	5	-60%

EBIT	-10	-16	+38%	-28	+64%

The sequential EBIT increase was mainly due to license expenses included in the fourth quarter of financial year 2004 that did not recur in the first quarter of financial year 2005.

For major business highlights of Infineon’s segments in the first quarter of financial year 2005, click http://www.infineon.com/news/.

FINANCIAL INFORMATION
According to US GAAP – Unaudited

Condensed Consolidated Statements of Earnings

	3 months ended
in Euro million	Dec 31, 03	Sep 30, 04	Dec 31, 04

Net sales	1,623	1,993	1,816
Cost of goods sold	(1,105)	(1,238)	(1,115)

Gross profit	518	755	701

Research and development expenses	(276)	(331)	(329)
Selling, general and administrative expenses	(174)	(174)	(162)
Restructuring charges	(2)	(2)	(2)
Other operating income (expense), net	2	(75)	6

Operating income	68	173	214

Interest (expense) income, net	(23)	14	5
Equity in (losses) earnings of associated companies	(1)	(18)	1
Gain on associated company share issuance	-	1	-
Other income (expense), net	1	(54)	(10)
Minority interests	2	11	6

Income before income taxes	47	127	216

Income tax expense	(13)	(83)	(74)

Net income	34	44	142

Earnings per share (EPS)
Shares in million

Weighted average shares outstanding - basic	721	748	748

Weighted average shares outstanding - diluted	733	748	748

Earnings per share - basic and diluted (in Euro)	0.05	0.06	0.19

EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon management uses EBIT among other measures to establish budgets and operational goals, to manage the Company's business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments. EBIT is determined as follows from the statements of earnings, without adjustment to the US GAAP amounts presented:

	3 months ended
in Euro million	Dec 31, 03	Sep 30, 04	Dec 31, 04

Net income	34	44	142
- Income tax expense	13	83	74
- Interest expense (income), net	23	(14)	(5)

EBIT	70	113	211

Segment Results

	3 months ended			3 months ended
Net sales in Euro million	Dec 31, 03*	Dec 31, 04	+/- in %	Sep 30, 04*	Dec 31, 04	+/- in %

Automotive and Industrial	411	452	10	501	452	(10)
Wireline Communications	107	106	(1)	114	106	(7)
Secure Mobile Solutions	410	439	7	508	439	(14)
Memory Products	643	766	19	807	766	(5)
Other	47	51	9	54	51	(6)
Corporate and Reconciliation	5	2	(60)	9	2	(78)

Infineon consolidated	1,623	1,816	12	1,993	1,816	(9)

	3 months ended			3 months ended
EBIT in Euro million	Dec 31, 03*	Dec 31, 04	+/- in %	Sep 30, 04*	Dec 31, 04	+/- in %

Automotive and Industrial	47	50	6	76	50	(34)
Wireline Communications	(15)	(29)	(93)	(110)	(29)	74
Secure Mobile Solutions	14	2	(86)	44	2	(95)
Memory Products	57	196	+++	149	196	32
Other	(5)	2	+++	(30)	2	+++
Corporate and Reconciliation	(28)	(10)	64	(16)	(10)	38

Infineon consolidated **	70	211	+++	113	211	87

*	Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure.
**	Includes acquisition related expenses (amortization of acquired intangible assets, deferred compensation and in-process R&D) of Euro 8 million and Euro 4 million for the three months ended December 31, 2003 and 2004 (primarily SMS and COM), respectively, as well as Euro 78 million for the three months ended September 30, 2004 (primarily SMS and COM).

Regional Sales Development

	3 months ended
Regional sales in %	Dec 31, 03	Sep 30, 04	Dec 31, 04

Germany	26%	21%	21%
Other Europe	17%	18%	17%
North America	20%	21%	19%
Asia / Pacific	31%	33%	37%
Japan	5%	5%	4%
Other	1%	2%	2%

Total	100%	100%	100%

Europe	43%	39%	38%

Outside-Europe	57%	61%	62%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 04	Dec 31, 04

Assets
Current assets:
Cash and cash equivalents	608	957
Marketable securities	1,938	1,572
Trade accounts receivable, net	1,056	900
Inventories	960	1,029
Deferred income taxes	140	140
Other current assets	590	634

Total current assets	5,292	5,232

Property, plant and equipment, net	3,587	3,649
Long-term investments, net	708	735
Restricted cash	109	107
Deferred income taxes	541	493
Other assets	627	626

Total assets	10,864	10,842

in Euro million	Sep 30, 04	Dec 31, 04

Liabilities and shareholders' equity
Current liabilities:
Short-term debt and current maturities of long-term debt	571	551
Trade accounts payable	1,098	1,065
Accrued liabilities	555	529
Deferred income taxes	16	13
Other current liabilities	630	522

Total current liabilities	2,870	2,680

Long-term debt	1,427	1,487
Deferred income taxes	21	26
Other liabilities	568	570

Total liabilities	4,886	4,763

Total shareholders' equity	5,978	6,079

Total liabilities and shareholders' equity	10,864	10,842

Condensed Consolidated Statements of Cash Flows

	3 months ended
in Euro million	Dec 31, 03	Sep 30, 04	Dec 31, 04

Net cash provided by operating activities	320	568	423
Net cash used in investing activities	(783)	(900)	(110)

Net cash provided by (used in) financing activities	79	(154)	36

Net (decrease) increase in cash and cash equivalents	(384)	(486)	349

Depreciation and amortization	328	334	334

Purchases of property, plant and equipment	(216)	(423)	(456)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since restricted cash no longer includes amounts for the repayment of debt, the gross and net cash positions exclude restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the company’s overall liquidity.

The gross and net cash position is determined as follows from the balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Dec 31, 03	Sep 30, 04	Dec 31, 04

Cash and cash equivalents	585	608	957
Marketable securities	2,179	1,938	1,572

Gross Cash Position	2,764	2,546	2,529

Less: short-term debt	142	571	551
long-term debt	2,331	1,427	1,487
Net Cash Position	291	548	491

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account.

The free cash flow is determined as follows from the cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended
in Euro million	Dec 31, 03	Sep 30, 04	Dec 31, 04

Net cash provided by operating activities	320	568	423
Net cash used in investing activities	(783)	(900)	(110)
Thereof: Purchase (sale) of marketable securities, net	400	402	(370)

Free cash flow	(63)	70	(57)

Analyst and press telephone conferences
Infineon Technologies AG will host a telephone conference (in English only) with analysts and investors on January 24, 2005, 10:00 a.m. Central European Standard Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the first quarter of financial year 2005. In addition, the Infineon Management Board will conduct a telephone conference with the media at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet.

Both conference calls will be available live and for download on Infineon‘s web site at http://www.infineon.com.

D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.
Infineon, the stylized Infineon Technologies design are trademarks and service marks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the Finance and Business Press: INFXX200501.028e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com